EXHIBIT 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation or Organization
Primerica Life Insurance Company	Tennessee
Primerica Financial Services, LLC	Nevada
PFS Investments Inc.	Georgia
Primerica Shareholder Services, Inc.	Delaware
Primerica Brokerage Services, Inc.	Georgia
Primerica Financial Services (Canada) Ltd.	Canada
Primerica Life Insurance Company of Canada	Canada
PFSL Investments Canada Ltd.	Canada
PFSL Fund Management Ltd	Canada
National Benefit Life Insurance Company	New York
Vidalia Re, Inc.	Vermont
Primerica Mortgage, LLC	Delaware